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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2011.
Commission File Number 001-35100
Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)
1155 University Street, Suite 1308, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD.
(Registrant)

Date June 2, 2011	By	(Signed) Mark Schneiderman

(Signature) * Mark Schneiderman Chief Financial Officer

*	Print the name and title under the signature of the signing officer.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QUEST B-ZONE WINTER DRILLING INTERSECTS 143.2 METRES AT
1.16% TREO INCLUDING 3.08% TREO OVER 13.4 METRES, STRANGE
LAKE, QUÉBEC
Highlights:
-	B-Zone winter drilling program designed to extend the high-grade B-Zone “Pegmatite Spine” towards the north under Lac Brisson (Strange Lake), was successful in extending the strike length of the zone for an additional 275 m.

-	Multiple, high grade intersections of between 1.10% and 4.87% TREO over thicknesses of 1.18m to 143.2m characterize all holes drilled into the pegmatite zone. These intersections are contained within a larger, 77.69 and 157.7 m-thick, mineralized envelope grading between 0.84%-1.16% TREO

-	Heavy REO of between 35.3% and 64.9% of Total REO continues to characterize the mineralization

-	Planning for exploration and pre-feasibility study work on the Strange Lake property is well underway
Toronto, June 2, 2011 — Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM) is pleased to report the remaining assay results from the 2010 diamond drilling program completed on its B-Zone Rare Earth Element (REE) deposit. Final lab results for holes BZ-11-097 to BZ-11-117 have returned multiple, high-grade Total Rare Earth Oxide (TREO) intersections of between 1.10% and 4.87% over thicknesses of 1.18 m to 143.2 m. Heavy Rare Earth Oxide (HREO) represents between 35.3% and 64.9% of the TREO content intersected in the new drilling. Best intersection grades returned 1.2% TREO over 121.2 m (BZ11109), including 2.09% TREO over 26.9 m and 3.2% TREO over 13.7 m ; 1.81% TREO over 32.8 m (BZ11100) including 1.77% TREO over 13.7 m and 1.16% TREO over 143.2 m (BZ11099) including 1.50% TREO over 64.6 m and 3.08% TREO over 13.4 m. Important enrichment in zirconium (ZrO2), niobium (Nb2O5) and hafnium (HfO2) continues to characterize mineralization. The detailed drill sample analysis table is available on Quest’s website homepage at www.questrareminerals.com.
“Our 2011 winter program has now provided Quest with the confidence that the zone of higher-grade pegmatite-style mineralization continues northward from the current limits used in the calculation of our recently published revised resource estimate of the B-Zone deposit,” said Peter Cashin, Quest’s President & CEO. “Our exploration efforts will now focus on bringing our Indicated Resource into a production schedule to be used in the pre-feasibility study now underway for the B-Zone. We have now defined sufficient resources to more than satisfy the minimum 25-year production model established by the Preliminary Economic Assessment report delivered last September.”
B-Zone Winter Drill Program
Assays have been received for 21 diamond drill holes of the winter program representing 2,853.6 m (see Table 1). The drilling program tested the northward continuation of the B-Zone under Lac Brisson at drill centers of between 50 to 100 m. The drill results have confirmed the presence of strong pegmatite-style REE mineralization and extended the Zone for at least 275.0 m further north from the previously established limits. Drilling shows the mineralization to be a set of relatively flat dipping horizontal sheets. The mineralization has been defined to vertical depths of over 168.0 m and comprises the highest grades observed in the B-Zone deposit.
The best results from the additional drillholes of the program (see Table 1 for drillhole locations) are:

							HREO/TREO
							%

BZ11097	15.00	71.88	56.88	1.0232	0.5631	0.4601	44.96
BZ11097	17.60	24.56	6.96	1.2626	0.5149	0.7478	59.23
BZ11097	47.86	53.75	5.89	1.3110	0.6592	0.6518	49.72

BZ11098	13.30	30.18	16.88	1.6823	0.7142	0.9681	57.55
BZ11098	16.00	22.25	6.25	2.8199	1.2148	1.6051	56.92
BZ11098	18.00	22.25	4.25	3.1268	1.4662	1.6607	53.11
BZ11098	69.77	93.79	24.02	1.1877	0.6203	0.5676	47.79
BZ11098	74.53	82.84	8.31	1.4926	0.6495	0.8432	56.49

BZ11099	10.80	154.00	143.20	1.1640	0.6801	0.4839	41.57
BZ11099	15.50	80.15	64.65	1.5021	0.8540	0.6480	43.14
BZ11099	15.50	25.77	10.27	1.6853	0.8516	0.8337	49.47
BZ11099	62.05	80.15	18.10	2.5166	1.4123	1.1044	43.88
BZ11099	66.80	80.15	13.35	3.0781	1.7652	1.3130	42.66
BZ11099	71.52	74.95	3.43	4.6349	2.9814	1.6535	35.67

BZ11100	15.00	156.00	141.00	1.1322	0.5655	0.5667	50.06
BZ11100	25.20	110.55	85.35	1.3412	0.6112	0.7300	54.43
BZ11100	25.22	58.00	32.78	1.8140	0.6362	1.1777	64.93
BZ11100	26.60	32.00	5.40	3.7813	0.8822	2.8992	76.67
BZ11100	35.80	49.46	13.66	1.7712	0.6843	1.0868	61.36
BZ11100	65.78	67.18	1.40	2.1325	1.0477	1.0843	50.84
BZ11100	76.50	85.50	9.00	1.7791	1.1513	0.6276	35.28
BZ11100	77.69	81.53	3.84	2.3222	1.5205	0.8016	34.52
BZ11100	107.68	110.55	2.87	1.2652	0.4878	0.7771	61.42

BZ11102	99.00	104.90	5.90	1.6454	0.8777	0.7680	46.68
BZ11102	102.00	103.25	1.25	3.2310	1.5902	1.6408	50.78

BZ11104	13.57	26.40	12.83	1.9534	0.6252	1.3283	68.00
BZ11104	17.40	21.50	4.10	3.6694	0.9564	2.7130	73.94
BZ11105	17.90	75.00	57.10	1.1069	0.6208	0.4862	43.92

	From		Length				HREO/TREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%

BZ11105	44.20	46.86	2.66	1.5682	0.8537	0.7144	45.55
BZ11105	64.70	73.00	8.30	1.6501	0.8161	0.8341	50.55

BZ11106	20.30	72.15	51.85	1.1341	0.5790	0.5552	48.95
BZ11106	37.78	41.00	3.22	1.8113	0.8188	0.9925	54.80
BZ11106	58.20	67.00	8.80	1.9321	0.8282	1.1039	57.14
BZ11106	60.00	66.00	6.00	2.2393	0.8995	1.3398	59.83

BZ11107	21.06	42.05	20.99	1.4306	0.7247	0.7060	49.35
BZ11107	21.06	71.70	50.64	1.2862	0.6836	0.6027	46.86
BZ11107	26.70	42.05	15.35	1.6011	0.8074	0.7937	49.58
BZ11107	26.70	27.88	1.18	4.8694	2.1941	2.6748	54.93
BZ11107	65.05	71.70	6.65	2.4287	1.2755	1.1535	47.49

BZ11108	10.99	77.00	66.01	1.0874	0.5842	0.5032	46.27
BZ11108	10.99	15.90	4.91	1.4102	0.6088	0.8017	56.85
BZ11108	39.00	40.10	1.10	1.7850	0.6180	1.1670	65.38
BZ11108	59.86	75.00	15.14	1.4897	0.7013	0.7884	52.92
BZ11108	65.90	69.00	3.10	2.9755	1.2584	1.7167	57.70

BZ11109	15.83	137.00	121.17	1.1999	0.6891	0.5109	42.58
BZ11109	70.12	97.00	26.88	2.0917	0.9933	1.0985	52.52
BZ11109	79.00	86.00	7.00	2.8862	1.3327	1.5536	53.83
BZ11109	79.00	92.70	13.70	3.2009	1.5191	1.6818	52.54
BZ11109	88.00	92.70	4.70	4.6932	2.3022	2.3908	50.94

BZ11110	87.23	101.55	14.32	1.4462	0.6385	0.8078	55.86
BZ11110	87.23	94.68	7.45	1.7548	0.7228	1.0324	58.83
BZ11110	92.78	94.68	1.90	2.5817	0.9560	1.6261	62.99

BZ11111	7.00	17.00	10.00	1.2174	0.4636	0.7538	61.92
BZ11111	31.27	38.60	7.33	1.1422	0.6423	0.4997	43.75
BZ11111	58.40	76.00	17.60	1.0978	0.6238	0.4741	43.19
BZ11111	71.90	76.00	4.10	1.3583	0.5302	0.8284	60.99

BZ11113	29.99	32.70	2.71	2.0876	1.2728	0.8148	39.03
BZ11113	40.88	42.56	1.68	1.0530	0.4643	0.5880	55.84
BZ11113	70.00	78.00	8.00	1.3794	0.8675	0.5120	37.12
BZ11113	77.53	77.80	0.27	3.2350	1.7220	1.5120	46.74
BZ11114	87.43	96.00	8.57	2.2295	0.9393	1.2903	57.87

	From		Length				HREO/TREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%

BZ11114	89.00	92.00	3.00	3.3417	1.3273	2.0147	60.29
BZ11114	112.00	114.00	2.00	1.3710	0.8030	0.5680	41.43

BZ11116	35.73	41.00	5.27	1.0838	0.4584	0.6250	57.67
BZ11116	46.08	50.00	3.92	1.3162	0.5710	0.7448	56.59
BZ11116	58.00	61.00	3.00	1.3273	0.5978	0.7296	54.96

BZ11117	23.70	72.00	48.30	1.1770	0.8491	0.3280	27.87
BZ11117	23.70	42.00	18.30	1.4011	1.0451	0.3562	25.42
BZ11117	40.69	42.00	1.31	2.2360	1.6370	0.5990	26.79
BZ11117	70.00	72.00	2.00	1.9020	1.6660	0.2370	12.46
Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).
The better grades of mineralization are associated with what is termed the Pegmatite Zone which is composed of a high proportion of pegmatite sheets that are intercalated with extremely altered Strange Lake peralkaline granite at the uppermost parts of the B-Zone mineralized system. The highly-altered, granite-hosted zones continue to carry elevated grades of REE in excess of 0.7% TREO over core lengths of over 314.6 m (see Press Release: December 9, 2010). These grades exceed the economic cut-off of 0.58% TREO determined for the deposit by our recent revised resource estimate for the B-Zone (see Press Release : April 13, 2011).
Summer 2011 Exploration Program
Plans for upcoming summer work on the property are well advanced and will include 35,000 m of exploration and geotechnical drilling, prospecting, geological mapping and rock sampling as well as the collection for additional bulk sample material to supplement an 18-tonne sample collected last fall. This material will be used for the planned Pilot Mill testing program to be undertaken once the metallurgical flow sheet for the B-Zone has been finalized. In addition, preliminary engineering and baseline environmental work for use in the current pre-feasibility study for the deposit will be undertaken. In order to house a significantly expanded crew at Strange Lake, construction work is underway to enlarge Quest’s exploration camp to accommodate 100 employees, up from the current 55.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and is responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.

About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $50.0 million. This will be sufficient to advance Quest’s plans of completing pre-feasibility and Bankable feasibility studies of the B-Zone REE deposit by 2012 and to continue exploration on its other rare earth property interests.
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated March 2, 2011, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the quarter ended January 31, 2011, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or toll-free: 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL : www.questrareminerals.com

Figure 1 — Geological and Winter Diamond Drilling Compilation Map, B-Zone REE Deposit,
Strange Lake Project, Québec

428000
428100
428200
428300
428400
6243500
6243400
6243300
6243200
6243100
N
BZ11114
BZ11103
BZ11109
BZ11113
BZ11117
BZ11112
BZ11101
BZ11108
BZ11111
BZ11106
BZ11115
BZ11116
BZ11102
BZ11104
BZ11105
BZ10074
BZ11097
BZ11099
BZ11107
BZ11110
BZ11100
BZ11098
BZ10077
BZ10043
BZ10060
BZ10065
BZ10040
MET11001
BZ09001
BZ10093
LB-3D
BZ10044
BZ09017
BZ10034
BZ10078
BZ10041
BZ09019
BZ10089
BZ09002
BZ10035
BZ10059

Quest Collars Global Year

- 2009
- 2010
- 2011

Inclined Hole Traces

- Regular Traces
- Met Traces

Pegmatite thickness

Thickness

- > 25 m
- >10 m
- Inclusion bearing granite
- Strange Lake Air Strip

QUEST RARE MINERALS LTD.

Quest Rare Minerals

Strange Lake Project
B Zone 2011
Winter Drilling

0 30 60 90 120 150 m

NAD83/ZONE20N
SCALE: 1:2,500

Table 1 — Winter Diamond Drillhole Location Table, B-Zone Deposit, Strange Lake Project, Québec

				Elevation		Azimuth
HOLE-ID	Depth (m)	Easting	Northing	(m)	Dip	(degrees)

BZ11097	153.0	428110.00	6243261.00	445.25	-90.00	0.00
BZ11098	150.0	428014.00	6243234.00	445.25	-90.00	0.00
BZ11099	154.0	428110.00	6243261.00	445.25	-50.00	142.00
BZ11100	156.0	428014.00	6243234.00	445.25	-50.00	142.00
BZ11101	129.0	428082.00	6243328.00	445.25	-90.00	0.00
BZ11102	117.0	427985.00	6243295.00	445.25	-90.00	0.00
BZ11103	140.0	428045.00	6243393.00	445.25	-90.00	0.00
BZ11104	159.0	428053.00	6243280.00	445.25	-90.00	0.00
BZ11105	159.0	428195.00	6243279.00	445.25	-65.00	150.00
BZ11106	119.0	428143.00	6243309.00	445.25	-90.00	0.00
BZ11107	95.1	428061.00	6243242.00	445.25	-55.00	150.00
BZ11108	168.0	428192.00	6243329.00	445.25	-90.00	0.00
BZ11109	137.0	428156.00	6243387.00	445.25	-90.00	0.00
BZ11110	149.0	427965.00	6243221.00	445.25	-50.00	150.00
BZ11111	139.0	428255.00	6243321.00	445.25	-90.00	0.00
BZ11112	117.0	428015.00	6243340.00	445.25	-90.00	0.00
BZ11113	89.0	428217.00	6243383.00	445.25	-90.00	0.00
BZ11114	129.0	428184.00	6243439.00	445.25	-90.00	0.00
BZ11115	138.5	428305.00	6243311.00	445.25	-90.00	0.00
BZ11116	107.0	428366.00	6243315.00	445.25	-90.00	0.00
BZ11117	149.0	428278.00	6243375.00	445.25	-90.00	0.00